July 19, 2013

Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

Re:	Form 10-K for the Year ended December 31, 2012
Filed February 13, 2013
File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated June 21, 2013 to Mr. James B. Flaws of Corning Incorporated (“Corning”).  For your convenience, we have included the Staff’s comments below (in bold) followed by our related response.

Form 10-K for the Year Ended December 31, 2012

Corning Incorporated Consolidated Financial Statements, page 45

Note 20 Reportable Segments, page 83

•
We have read your response to comment 4 from our letter dated May 7, 2013.  You indicate that your reportable segments are organized according to product categories sold to external customers and that each of your reportable segments manufacture and sell products separate and distinct from other segments.  However, based on your website and disclosures in your filing we note that your segments contain products that serve different markets or have different applications or functions.  For example, your website identifies products such as ceramic substrates, diesel particulate filters and Corning celcor substrates for stationary applications within your Environmental Technology segment and identifies Corning Gorilla Glass and optical systems and components within your Specialty Materials segment.  We also note that your Life Sciences segment identifies a family of brands and products.  Please note this is not meant to be an all-inclusive list of products identified on your website and in your filing that suggest additional disaggregated product line information should be presented in accordance with ASC 280-10-50-40.  Please advise or revise future filings to report revenues from external customers for each product and service or each group of similar products.

Each of our reportable segments manufactures and sells products separate and distinct from other segments, and there are no intersegment sales.  Our reportable segments are organized according to product categories sold to external customers, but do contain products within the segment classifications that serve different markets or have different applications or functions, as evidenced by our website and disclosures in our filings.

In future filings, we will expand our disclosures within Note 20 Reportable Segments to report revenues from external customers for each product or group of similar products for which our financial reporting system generates separate and distinct sales information.  The following is an example of a table showing revenue for each product or group of similar products, by segment, for the years ended December 31, 2012, 2011 and 2010, which is representative of disclosure we intend to include in future filings.

	Fiscal Year Ended December 31,
Revenues from External Customers	2012	2011	2010
Display Technologies	$2,909	$3,145	$3,011

Telecommunications
Fibered cable	1,102	1,051	878
Hardware and equipment	1,028	1,021	834

Total Telecommunications	2,130	2,072	1,712

Environmental Technologies
Automotive and other	486	476	462
Diesel	478	522	354

Total Environmental Technologies	964	998	816

Specialty Materials
Corning Gorilla Glass	1,027	712	243
Advanced optics and other specialty glass	319	362	335

Total Specialty Materials	1,346	1,074	578

Life Sciences
Labware	430	419	350
Cell culture products	227	176	158

Total Life Science	657	595	508

All Other	6	6	7
	$8,012	$7,890	$6,632

•
We have read your response to comment 5 from our letter dated May 7, 2013.  You state that financial information presented to your CODM for your Specialty Materials segment is at the glass substrate level and you do not provide detailed financial information by business or product line for allocating resources.  However, in reviewing the Specialty Materials Q4 2012 Performance Review dated January 22, 2013, (pages 5, 7, 11 and elsewhere within the Specialty Materials report) we noted various levels of discrete financial information such as sales, variable gross margin, fixed costs and gross margin information that was provided at a level below the Specialty Materials segment.  We also noted discussion of “key takeaways” and fiscal year versus budget information at a level below the Specialty Materials segment level.

•
Please identify for us what this discrete financial information represents.  In doing so, you should address the business nature of this discrete financial information, why it is provided to your CODM and how your CODM uses this information.

We have included in our CODM package supplementary, discrete financial information at the glass substrate level.  Our glass substrates are grouped into three glass substrate classifications: 1) GG (Gorilla Glass); 2) GG Parts (Gorilla Glass Parts); and 3) Base CSM (base Corning Specialty Materials).  GG and GG Parts consist primarily of the same product with different customer sourcing.  Base CSM represents advanced optics and other specialty glass which consists of a multitude of specialty glass substrate inventory items.

We have provided information included in the said slides to the CODM largely as a means to explain volume, price and mix impacts to the Specialty Materials segment NPAT.  Glass substrates inventory items, which are not necessarily product lines, are grouped by category at the substrate level to explain the variances in the Specialty Materials segment NPAT due to the production and sales of different mixes of glass substrates.  Significant variances in volume, price, and other changes are separately disclosed in our MD&A in our quarterly and annual filings.

We do not present this information to the CODM as a measure in which they use to allocate resources, as we believe that the CODM cannot effectively allocate resources using discrete financial information at this level.  The CODM’s main focus is sales and net profit after tax (NPAT) in assessing the Specialty Materials segment performance.  The Specialty Materials segment performance is managed at the segment level.  In addition, annual incentive compensation for the Specialty Materials segment management is determined, in part, by segment NPAT performance.  As demonstrated in our CODM package for total Company, the financial analysis and explanation presented to management is sales and NPAT at the Specialty Materials segment level.

Because this information is supplementary and not necessary, we will no longer regularly provide this discrete financial information below the segment level in our CODM packages.

•	It may also be useful if you clarify what the many acronyms presented within the Specialty Materials report represent.

Our Specialty Materials business utilizes numerous acronyms to simplify our messaging for reporting purposes.  We supply the SEC staff with the following definitions of the acronyms used in our presentations to the CODM:

•	GG – Gorilla glass
•	GG Parts – Gorilla Glass Parts
•	GC – Glass Ceramics
•	LCG – Large Cover Glass
•	FIT – Fully Integrated Touch
•	TI – Texas Instruments
•	SEC – Samsung Electronics Corporation
•	DLP – Digital light processing
•	HH – Handheld
•	IT – Integrated touch
•	A&D – Aerospace and Defense
•	AO – Advanced Optics

•
Finally, with reference to ASC 280-50-1 and in light of this additional discrete financial information, please reassess whether there are additional operating segments within your Specialty Materials reportable segment.

Management believes there are no additional operating segments within the Specialty Materials operating segment.  Because we feel we comply with the requirements of ASC 280-10-50-1, and the fact that we will no longer provide additional discrete financial information to the CODM on a regular basis, we believe our Specialty Materials business represents a single operating segment

Dow Corning Corporation and Subsidiaries Consolidated Financial Statements, page 91

Note 14 Deferred Revenue, page 112

•	We have read your response to comment 6 from our letter dated May 7, 2013 and have the following comments.

•
With regard to the deferred revenues related to average pricing, we note that you recognized $24.2 million of deferred revenues in 2012.  Please tell us the amount of deferred revenue recognized in 2012 related to the advanced payments.

During 2012, Hemlock Semiconductor Group (Hemlock) applied $88.7 million of deferred revenue related to advance payments to customer purchases, excluding amounts recognized under mutually agreed upon contract settlements.

•	Please clarify whether the volume or timing of such volume changed as a result of the amended agreements. If so, please explain.

Although the details varied by customer, the amended agreements did not impact the overall contracted quantity of product to be purchased.  While volume requirements by year may have been adjusted, no relief to overall volume required under the original contract was provided.  The amendments granted the customers lower pricing than the original contract pricing for the latter part of 2011 and 2012.  In exchange for discretionarily offering the customer lower pricing, the amendments suspended application of the customers’ advanced payments while the reduced pricing was in effect, deferring the application until later contract years or increasing future advanced payments applied per KG over the remaining years of the contract.

•
We note that of the $3,572 million of total deferred revenue as of December 31, 2012, $225 million relates to average price and $3,347 million relates to advanced payments received.  Furthermore, as disclosed in Note 14, as of December 31, 2012, the current portion of deferred revenue related to advanced payments was determined based on your estimate of advanced payments to be applied to customer purchases in the next 12 months.  The current portion as of December 31, 2011, was determined based upon application of advanced payments to customer purchases as stipulated by the underlying agreements.  Due to changes in customer agreements resulting from the uncertainty surrounding the polycrystalline silicon market, this method was discontinued.  In light of the fact that Hemlock’s customers are obligated to purchase minimum quantities of product each year, tell us why there was a change in the method of determining the current portion.

The recent and ongoing uncertainties and oversupply conditions in the polycrystalline silicon market have created an environment where customers may not completely fulfill their contractual obligations in future periods, including 2013.  Therefore, in order to avoid potentially overstating the current portion of deferred revenue by basing it upon contractual requirements that may not be fulfilled within the next 12 month period, Hemlock management performed an evaluation on a customer-by-customer basis of expectations regarding customer performance and corresponding application of advanced payments.  The evaluation considered factors such as customer financial condition, recent customer performance (or lack thereof) under the contractual requirements, any relevant discussions with customers and expectations regarding market and industry conditions over the next 12 months.  Based on the evaluation, management estimated the portion of deferred revenue considered to be current.  Management believes this method for estimating the current portion for both advanced payment deferred revenue and average price deferred revenue will provide a more accurate representation of the current portion than reliance solely upon the contractual purchase commitment amounts, which may not be honored over the next 12 months.  The application of the new method reduced the portion of deferred revenue considered to be current.

•
With reference to the average remaining terms of the sales agreements, please address the appropriateness of (i) the deferred revenue recognized in 2012 related to both average pricing and advanced payments and (ii) your determination of the current and long-term portion of the deferred revenue related to both the average pricing and the advanced payments received.  Provide a detailed explanation of your method for amortizing the advanced payments, with quantified information as necessary to illustrate.  Clarify whether the advance payments are being recognized based on quantities as well as your basis for estimating the total expected quantities to be delivered under the contracts.

Because both recognition and application of deferred revenue is calculated on a per unit basis as described in the example below, the average remaining terms of the sales agreements are not relevant to its recognition or application.  In 2012, the deferred revenue recognized related to average pricing or applied related to advanced payments was based on the volume of product shipped to the customer in the period.  The average remaining terms of the sales agreements did not impact management’s determination of the current and long-term portion of the deferred revenue related to both the average pricing and the advanced payments.  Factors impacting the classification of deferred revenue are described in the previous bullet point.

Advanced payment deferred revenue is applied to customer purchases on a per unit basis for actual quantities sold and is specified in each contract.  The amount per unit is determined as the advanced payment received divided by the specified contractual volume over which the advanced payments will be credited.  As such, the application of deferred revenue to customer purchases is not necessarily on a straight-line basis.

The following page provides a detailed example of the accounting for an illustrative agreement.  Example A is based on the original contract during which the average price methodology was in place.  Revenue recognition each year is based on the quantity sold to the customer at the average price over the term of the contract.  The average price deferred revenue balance builds in the early years when the contract price exceeds the average price and is amortized over the latter years when the average price exceeds the contract price.  The advanced payment deferred revenue is applied on a per unit basis over the term of the contract.  By the end of the contract, both average price deferred revenue and advanced payment deferred revenue have a zero balance and the full value of the contract has been recognized in net sales.

Example B provides for an amendment to the contract reducing the price for 2012 only.  At the same time, the contract amendment suspended the application of the advanced payments as a credit against 2012 purchases.  The average price methodology was deemed no longer appropriate in 2012 as indicated in the response to the Securities and Exchange Commission letter dated May 7, 2013.  Years 2005 through 2011 mirror Example A.  Beginning in 2012, the 2011 ending balance of average price deferred revenue is recognized into revenue on a per unit basis over the remaining volume of the contract for years 2012 through 2017.  As specified in the contract amendment, the customer received no credit for its advanced payments in 2012.  The basis for applying the remaining balance of advanced payment deferred revenue is recalculated based on the remaining contract volumes for 2013 through 2017.  By the end of the contract, both average price deferred revenue and advanced payment deferred revenue have a zero balance and the adjusted value of the contract has been recognized in net sales.

EXAMPLE A Pre-Amendment - Average price methodology in effect.
Customer enters into agreement with Hemlock in 2005 with shipments commencing in 2008.
Customer agrees to purchase 180 MT per year for 10 years for a total contract volume of 1,800 MT.  Prices are fixed and declining over the term of the contract.
Customer agrees to provide an advanced payment in 2005 of $18,000 which will be ratably applied to purchases over the term of the contract.
The payment from the customer of $18,000 is recorded as deferred revenue.

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
	Contract Information						Income Statement Impact	Balance Sheet Impact					Ending Balances
								Deferred Revenue		Accounts Receivable
	Year	Annual Qty (MT)	Contract Price per MT	Value of Contract	Advanced Pmt Applied per MT	Average Price per MT	Net Sales	Average Price Deferred Revenue Generated / (Used)	Advanced Payments Deferred Revenue Applied per MT	Customer Accounts Receivable, Gross	Customer Accounts Receivable, Adv Pmt Applied	Customer Accounts Receivable, Net	Average Price Deferred Revenue Balance	Advanced Pmt Deferred Revenue Balance	Annual Cash Flows
	Calculation:			B * C	Q	R	B * F	D - G	B * Q	B * C	B * Q	J - K	Prev Bal + H	Prev Bal - I	L
	Journal Entry:						CR	CR (DR)	DR	DR	CR
1	2005													$18,000	$18,000
2	2008	180	$54	$9,720	$10.00	$49.50	$8,910	$810	$1,800	$9,720	$1,800	$7,920	$810	$16,200	$7,920
3	2009	180	$53	$9,540	$10.00	$49.50	$8,910	$630	$1,800	$9,540	$1,800	$7,740	$1,440	$14,400	$7,740
4	2010	180	$52	$9,360	$10.00	$49.50	$8,910	$450	$1,800	$9,360	$1,800	$7,560	$1,890	$12,600	$7,560
5	2011	180	$51	$9,180	$10.00	$49.50	$8,910	$270	$1,800	$9,180	$1,800	$7,380	$2,160	$10,800	$7,380
6	2012	180	$50	$9,000	$10.00	$49.50	$8,910	$90	$1,800	$9,000	$1,800	$7,200	$2,250	$9,000	$7,200
7	2013	180	$49	$8,820	$10.00	$49.50	$8,910	$(90)	$1,800	$8,820	$1,800	$7,020	$2,160	$7,200	$7,020
8	2014	180	$48	$8,640	$10.00	$49.50	$8,910	$(270)	$1,800	$8,640	$1,800	$6,840	$1,890	$5,400	$6,840
9	2015	180	$47	$8,460	$10.00	$49.50	$8,910	$(450)	$1,800	$8,460	$1,800	$6,660	$1,440	$3,600	$6,660
10	2016	180	$46	$8,280	$10.00	$49.50	$8,910	$(630)	$1,800	$8,280	$1,800	$6,480	$810	$1,800	$6,480
11	2017	180	$45	$8,100	$10.00	$49.50	$8,910	$(810)	$1,800	$8,100	$1,800	$6,300	$-	$-	$6,300
12	TOTALS	1,800		$89,100			$89,100	$-	$18,000	$89,100	$18,000	$71,100			$89,100

Advanced Payment	$ 18,000		Value of Contract	$ 89,100
Total Volume (MT)	1,800		Total Volume (MT)	1,800
Advanced Payment Per Unit	$ 10.00	Q	Average Price Per Unit	$ 49.50	R

EXAMPLE B Post-Amendment - Average price methodology is discontinued in 2012.
Amended contract for 2012 to reduce pricing to $30 per MT.  Amended contract specifies the customer will not receive credit for advanced payments during the period.
Application of advanced payments to customer purchases resumes in 2013.
Because average price methodology is no longer applicable, remaining average price deferred revenue balance is recognized ratably over remaining volume beginning in 2012.
All other terms of agreement remain the same.

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P
	Contract Information						Income Statement Impact		Balance Sheet Impact					Ending Balances
									Deferred Revenue		Accounts Receivable
	Year	Annual Qty (MT)	Contract Price per MT	Value of Contract	Advanced Pmt Applied per MT	Average Price per MT	Net Sales	Net Sales – Average Price Deferred Revenue Recognition	Average Price Deferred Revenue Generated / (Used)	Advanced Payments Deferred Revenue Applied per MT	Customer Accounts Receivable, Gross	Customer Accounts Receivable, Adv Pmt Applied	Customer Accounts Receivable, Net	Average Price Deferred Revenue Balance	Advanced Pmt Deferred Revenue Balance	Annual Cash Flows
	Calculation1:			B * C	Q, S	R	B * F, B * C	B * T	D – G, B * T	B * Q, B * S	B * C	B * Q, B * S	K - L	Prev Bal + I	Prev Bal - J	M
	Journal Entry:						CR	CR	CR (DR)	DR	DR	CR
1	2005														$18,000	$18,000
2	2008	180	$54	$9,720	$10.00	$49.50	$8,910		$810	$1,800	$9,720	$1,800	$7,920	$810	$16,200	$7,920
3	2009	180	$53	$9,540	$10.00	$49.50	$8,910		$630	$1,800	$9,540	$1,800	$7,740	$1,440	$14,400	$7,740
4	2010	180	$52	$9,360	$10.00	$49.50	$8,910		$450	$1,800	$9,360	$1,800	$7,560	$1,890	$12,600	$7,560
5	2011	180	$51	$9,180	$10.00	$49.50	$8,910		$270	$1,800	$9,180	$1,800	$7,380	$2,160	$10,800	$7,380
6	2012	180	$30	$5,400			$5,400	$360	$(360)	$-	$5,400	$-	$5,400	$1,800	$10,800	$5,400
7	2013	180	$49	$8,820	$12.00		$8,820	$360	$(360)	$2,160	$8,820	$2,160	$6,660	$1,440	$8,640	$6,660
8	2014	180	$48	$8,640	$12.00		$8,640	$360	$(360)	$2,160	$8,640	$2,160	$6,480	$1,080	$6,480	$6,480
9	2015	180	$47	$8,460	$12.00		$8,640	$360	$(360)	$2,160	$8,460	$2,160	$6,300	$720	$4,320	$6,300
10	2016	180	$46	$8,280	$12.00		$8,280	$360	$(360)	$2,160	$8,280	$2,160	$6,120	$360	$2,160	$6,120
11	2017	180	$45	$8,100	$12.00		$8,100	$360	$(360)	$2,160	$8,100	$2,160	$5,940	$-	$-	$5,940
12	TOTALS	1,800		$85,500			$83,340	$2,160	$-	$18,000	$85,500	$18,000	$67,500			$85,500

Recalculate application of advanced payment over remaining volume.			Calculate ratable amortization of Average Price Deferred Revenue.
2011 Ending Balance	$ 10,800		2011 Ending Balance	$ 2,160
Remaining Volume (MT)	900		Remaining Volume (MT)	1,080
Advanced Payment Per Unit	$ 12.00	S	Average Price Per Unit	$ 2.00	T

1Calculation changes in 2012 and forward due to contract amendment, recalculation of advanced payment per unit and cessation of average price methodology.

•
Please address how your accounting for deferred revenue related to average pricing and advanced payments will be impacted if you ultimately ship few units than estimated and/or stipulated in the contracts.

Average price and advanced payment deferred revenue recognition and application is dependent upon volumes stipulated in the contracts.  The only foreseeable circumstance in which Hemlock would ship fewer quantities than contractually required would be the result of a customer’s failure to meet their contractual obligation by not ordering and taking delivery of their contractually allotted quantities.  The anticipated accounting treatment for deferred revenue in these situations is described within the response to the comment below.  With the exception of mutually agreed upon settlement agreements that terminated the contracts, Hemlock has not recognized any deferred revenue due to customer non-performance.

•
For each of the periods presented, please tell us whether customers have failed to order and take delivery of their contracted volume in a given year and, if so, how the deferred revenue related to the non-deliveries was accounted for.  If deferred revenue is not recognized in this scenario, please (i) quantify the amount not recognized in each period presented, (ii) indicate when such amounts will be recognized, and (iii) address the appropriateness of this accounting.

The agreements specify annual purchase requirements.  Should a customer fail to meet their annual purchase requirement, the customer will be in default of the agreement and will have a specified cure period in which to complete the contractual purchase.  Because deferred revenue is recognized or applied based on quantities, if a customer failed to order and take delivery of the contractual requirements in a particular year, the deferred revenue for these quantities would not be recognized or applied until the customer’s non-performance is resolved.  The amount of deferred revenue that was not recognized or applied due to customers’ failure to take delivery of their contractual requirements was $1.9 million in 2010, $5.0 million in 2011 and $43.7 million in 2012.  The previous amounts exclude instances where mutually agreed upon settlements were reached resulting in contract termination and lump sum recognition of deferred revenue.  These amounts are provided in the roll-forward table at the end of this response.  Much of the revenue specified above for 2010 and 2011 has been subsequently recognized or applied due to customer performance.  However, with the current market conditions, deferred revenue amounts that have not been recognized or applied due to non-performance are expected to grow.

For all advanced payment deferred revenue recorded, Hemlock has firm take-or-pay sales contracts in place which stipulate that up-front advanced payments received will be applied as a credit against the price of products purchased by the customer.  The contracts also stipulate that the advanced payments are non-refundable and there are no circumstances or occurrences that will require Hemlock to refund the customer all or any portion of the advanced payment, other than a material contract breach by Hemlock.  Accordingly, Hemlock has determined that a customer’s failure to meet its contractual obligations is a key factor in the determination of when the corresponding deferred revenue amounts should be recognized into income.  However, due to the variety of complex circumstances that may accompany each potential customer default and eventual contract termination, the timing for recognition of the deferred revenue amounts due to customer non-performance under the agreements is uncertain and highly dependent upon the facts and circumstances associated with each customer.  In general, Hemlock will only recognize deferred revenue when:

➢
Contracts have been deemed terminated and the likelihood is remote that Hemlock will enter into new contracts or modify other existing arrangements with the customer in a manner that would effectively result in continuance of the previous arrangement in a modified manner.

➢	The existence of continuing or future performance obligations on the part of Hemlock under the contract is deemed remote.
➢	The likelihood that Hemlock would be required to return all or a portion of the advanced payments to the customer is deemed remote.

Below are examples of possible circumstances in which these outcomes may be achieved:
➢	A mutually negotiated settlement is reached with the customer.
➢	A customer defaults, the cure period expires and/or the contract is legally terminated.
➢	A customer enters into a reorganization or bankruptcy proceeding and the contract is terminated.

Due to the unique nature of each customer situation, the legal complexities associated with the different jurisdictions in which the customers reside and the variety of potential paths to resolution, each instance will require a close evaluation of the individual facts and circumstances.  The appropriateness of this accounting was determined based on Hemlock’s evaluation of the following guidance:
➢
ASC 605-10-S99-1, SAB Topic 13.A.1, Revenue Recognition – General, specifies all of the following criteria must be met: a) persuasive evidence of an arrangement exists b) delivery has occurred or services have been rendered c) price is fixed or determinable, and d) collectability is reasonably assured.  Hemlock evaluated this guidance to ensure these criteria would be satisfied at the time deferred revenue is recognized into income, although such criteria may not be directly applicable in that valid arrangements may ultimately be terminated due to customer non-performance, without requiring delivery or other further performance by Hemlock.

➢
ASC 605-10-S99-1, SAB Topic 13.A.3.c., Inconsequential or perfunctory performance obligations, indicates that revenue may be recognized in its entirety if the seller has substantially fulfilled its obligations and the seller’s remaining obligations are inconsequential or perfunctory.  As indicated above, a variety of potential circumstances exist under which previously valid arrangements may be terminated due to customer non-performance, and may not require further performance by Hemlock.  The timing, manner, and degree to which this outcome is attained may take many forms and degrees, primarily due to the variety of legal complexities and jurisdictions involved.  In certain cases, an affirmative legal or judicial release may never be sought or obtained, yet the likelihood of future performance by Hemlock under the agreement will be deemed remote due to the customer’s non-performance, default under the contract, and the resulting termination by Hemlock.  The degree and validity of legal actions or defenses that may be taken by the customer in response, if any, can vary extensively.  By analogy, Hemlock determined that it would not be appropriate to delay revenue recognition until absolute resolution of all uncertainties relating to future performance obligations.  Hemlock determined the appropriate threshold is when the existence of continuing or future performance obligations on the part of Hemlock under the contract is deemed remote (ie, the customer can no longer compel performance by Hemlock, therefore, any remaining obligations are deemed “inconsequential” or “perfunctory”).

➢
ASC 605-10-S99-1, SAB Topic 13.A.3.f., Non-refundable upfront fees, indicates that up-front, non-refundable fees should be deferred and recognized systematically over the periods that the fees are earned.  Hemlock considered this guidance in its evaluation of the deferred revenue associated with non-refundable advanced payments collected and accumulated average price balances.  At the time a contract is deemed terminated due to customer non-performance with no future performance obligations on the part of Hemlock, no earnings process remains in any future period. Therefore, related deferred revenue balances should be recognized into income.

➢
FASB Codification 310-20, Nonrefundable Fees and Other Cost, Section 310-20-35-3, indicates that if the commitment expires unexercised, the commitment fees are recognized into revenue upon expiration of the commitment.  Hemlock considered this guidance, by analogy, in that when an arrangement is terminated due to customer non-performance (analogized to expiration of a commitment fee) with no future performance obligation on the part of Hemlock, the deferred revenue associated with up-front non-refundable advanced payments (analogized to a commitment fee) should be recognized into income.

➢
FASB CON No. 5 paragraph 84(a) indicates that amounts will be recognized when it is realized or realizable and earned.  Hemlock evaluated this guidance to ensure these criteria would be satisfied at the time deferred revenue is recognized into income.

➢
FASB Codification 405-20, Extinguishment of Liabilities, indicates that an entity may settle a liability by transferring assets to the creditor or otherwise obtaining an unconditional release; the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.  Hemlock considered this guidance, by analogy, in relation to its evaluation of future performance obligations (or lack thereof) on the part of Hemlock after customer non-performance has resulted in termination of the contract.  Due to the possibility that in certain circumstances a legal or judicial release may never be sought or obtained from a customer or a judicial body, or that such release may become inconsequential or perfunctory at some point due to the merits of Hemlock’s legal position under the contracts, Hemlock has determined that it would be appropriate to analogize a legal or judicial release to a determination that a likelihood of future performance obligations on the part of Hemlock would be remote.

•
For each period presented as well as the three months ended March 31, 2013 and 2012, please tell us and revise your future filings to disclose the amount of deferred revenue recognized in income related to the average pricing and advanced payments.

Hemlock recognized deferred revenue related to average price of $29.0 million for 2010, $22.0 million for 2011, $26.1 million for 2012, $6.5 million for the first quarter of 2012 and $1.4 million for the first quarter of 2013.  Hemlock applied deferred revenue related to advanced payments of $159.0 million for 2010, $183.9 million for 2011, $88.7 million for 2012, $18.3 million for the first quarter of 2012 and $16.3 million for the first quarter of 2013.  All amounts exclude deferred revenue recognized under contract settlements.  Please note, in the previous response to the Securities and Exchange Commission, Hemlock indicated deferred revenue recognition of $24.2 million related to average price for 2012.  This amount was net of $1.9 million of deferred revenue that was generated during the period prior to the dissolution of the average price methodology.  Hemlock plans to separately disclose deferred revenue recognized or applied related to average price and advanced payments in its future financial statements.

•	Please also provide a roll-forward of deferred revenue beginning with January 2010 through the most recent interim period with separate activity for average pricing and advanced payments.

In millions	2010	2011	2012	1Q 2013
Beginning balance	(2,533.4)	(3,396.7)	(3,632.7)	(3,572.3)
Average price revenue generated	(69.9)	(65.7)	(1.9)	-
Average price revenue recognized	29.0	22.0	26.1	1.4
Advanced payments received	(981.8)	(588.0)	(95.3)	-
Advanced payments applied	159.0	183.9	88.7	16.3
Contract resolution / other	0.4	211.8	42.8	-
Ending balance	(3,396.7)	(3,632.7)	(3,572.3)	(3,554.6)

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please direct questions regarding this response to me at (607) 974-3331.

Sincerely,

/s/ R. Tony Tripeny
R. Tony Tripeny
Sr. Vice President & Corporate Controller

cc:	Wendell P. Weeks, Chairman, Chief Executive Officer and President
James B. Flaws, Vice Chairman and Chief Financial Officer
Lewis A. Steverson, Sr. Vice President and General Counsel
Marilyn J. Griffin, Director, Accounting, Compliance & Reporting
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Pierre-Alain Sur, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling LLP